UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 30, 2024, Polyrizon Ltd. (the “Company”) closed its initial public offering (the “IPO”) of 958,903 units (“Units”), each Unit consisting of (i) one ordinary share, no par value per share (the “Ordinary Shares”), and (ii) three warrants, each to purchase one Ordinary Share (the “Warrants”), pursuant to the Company’s registration statement on Form F-1 (File No. 333-266745), which was declared effective by the Securities and Exchange Commission on October 28, 2024. The Units were sold at an initial public offering price of $4.38 per Unit. In addition, pursuant to the terms of the underwriting agreement for the IPO, the underwriter exercised its overallotment option with respect to an additional 431,505 Warrants. The Warrants have an exercise price of $4.38 per Ordinary Share and may be immediately exercised until October 30, 2029. In connection with the IPO, the Company received aggregate gross proceeds of approximately $4.2 million, before deducting underwriting discounts, commissions and offering expenses. Aegis Capital Corp. served as sole book-running manager for the IPO. The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “PLRZ” on October 29, 2024.

A copy of the  underwriting agreement related to the IPO is furnished herewith as Exhibit 1.1 and incorporated herein by reference. In addition, attached hereto and incorporated herein are the Company’s: (i) press release issued on October 28, 2024, titled “Polyrizon Announces Pricing of $4.2 Million Initial Public Offering and Listing on the Nasdaq Capital Market Under New Ticker “PLRZ”; and (ii) press release issued on October 30, 2024, titled “Polyrizon Announces Closing of $4.2 Million Initial Public Offering,” which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.
1.1	Underwriting Agreement, dated October 28, 2024, between the Company and Aegis Capital Corp.
99.1	Press release titled: “Polyrizon Announces Pricing of $4.2 Million Initial Public Offering and Listing on the Nasdaq Capital Market Under New Ticker “PLRZ”
99.2	Press release titled: “Polyrizon Announces Closing of $4.2 Million Initial Public Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: October 30, 2024	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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